Cyclacel Pharmaceuticals, Inc.

Level 10, Tower 11, Avenue 5, The Horizon

Bangsar South City, No. 8, Jalan Kerinchi, 59200, Kuala Lumpur, Malaysia

April 28, 2025

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

via EDGAR

RE:	Cyclacel Pharmaceuticals, Inc. (CIK0001130166)

Registration Statement on Form S-1

Filed: April 25, 2025

Securities Act File No.: 333-286754

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cyclacel Pharmaceuticals, Inc. (the “Registrant”) hereby respectfully requests acceleration of its Registration Statement on Form S-1 (File No. 333-286754), filed on April 25, 2025, so that it will become effective at 4:00 p.m. (Eastern time) on April 29, 2025, or as soon as practicable thereafter.

If you have any questions, or require any additional information, please do not hesitate to email Debbie Klis, the Registrant’s outside counsel, at debbie.klis@rimonlaw.com or phone on 202-935-3390.

Very truly yours,

Cyclacel Pharmaceuticals, Inc.

By:	/s/ Datuk Dr. Doris Wong
Datuk Dr. Doris Wong
Chief Executive Officer